SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            ----------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
            1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                              LENNAR CORPORATION
-------------------------------------------------------------------------------
                               (Name of issuer)


                             CLASS B COMMON STOCK
-------------------------------------------------------------------------------
                        (Title of class of securities)


                                   525057104
-------------------------------------------------------------------------------
                                (CUSIP number)


       LEONARD MILLER, 700 NORTHWEST 107TH AVENUE, MIAMI, FLORIDA 33172
-------------------------------------------------------------------------------
              (Name, address and telephone number of person
            authorized to receive notices and communications)


                               OCTOBER 31, 1997
-------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box
<square>.


           NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on following pages)

                           (Page 1 of 13 Pages)

NH1199.2

CUSIP NO.  525057104                    13D               PAGE 2 OF 13 PAGES



           1           NAME OF REPORTING PERSONS
                       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                    LMM Family Partnership, L.P.
           2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a)
<square>

                                                                                                       (b)
<checked-box>
           3           SEC USE ONLY

           4           SOURCE OF FUNDS*
                              00
           5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
<square>

           6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware

    NUMBER OF SHARES              7         SOLE VOTING POWER
  BENEFICIALLY OWNED BY                            5,500,000
  EACH REPORTING PERSON
          WITH
                                  8         SHARED VOTING POWER
                                                   0
                                  9         SOLE DISPOSITIVE POWER
                                                   5,500,000
                                 10         SHARED DISPOSITIVE POWER
                                                   0

          11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       5,500,000
          12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
<square>
          13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       10.14% of Common Stock
          14           TYPE OF REPORTING PERSON*
                              PN

                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

[CAPTION]
CUSIP NO.  525057104                    13D                PAGE 3 OF 13 PAGES




ITEM 1.   SECURITY AND ISSUER.

     This Statement relates to the Common Stock of Lennar Corporation ("Common Stock"). The executive offices of Lennar Corporation ("Lennar") are located at 700 Northwest 107th Avenue, Miami, Florida 33172.

ITEM 2.   IDENTITY AND BACKGROUND.

LMM Family Partnership, L.P.

     The person filing this Statement is LMM Family Partnership, L.P. (the "Partnership"), a Delaware limited partnership, which holds stock for investment purposes. The Partnership's principal offices are located at 700 Northwest 107th Avenue, Miami, Florida 33172.

     The Partnership has not been convicted in a criminal proceeding in the last five years.

     The Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it being subject to a judgment, decree or final order enjoining future violations of, or which prohibited or mandated activities subject to Federal or state securities laws or found any violation with respect to such laws during the last five years.

LMM Family Corp.

     LMM Family Corp. (the "Corporation"), a Delaware corporation, is the general partner of the Partnership. The Corporation's principal offices are located at 700 Northwest 107th Avenue, Miami, Florida 33172.

     The Corporation has not been convicted in a criminal proceeding in the last five years.

     The Corporation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it being subject to a judgment, decree or final order enjoining future violations of, or which prohibited or mandated activities subject to Federal or state securities laws or found any violation with respect to such laws during the last five years.

CUSIP NO.  525057104                    13D               PAGE 4 OF 13 PAGES


Leonard Miller

     Leonard Miller is the sole shareholder and chief executive officer of the Corporation, the general partner of the Partnership. Mr. Miller's business address is 700 Northwest 107th Avenue, Miami, Florida 33172. His principal occupation is as Chairman of the Board of Lennar at 700 Northwest 107th Avenue Miami, Florida 33172.

     Leonard Miller has not been convicted in a criminal proceeding in the last five years.

     Leonard Miller has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it being subject to a judgment, decree or final order enjoining future violations of, or which prohibited or mandated activities subject to Federal or state securities laws or found any violation with respect to such laws during the last five years.

     Leonard Miller is a U.S. citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     In 1994, the Partnership received 3,500,000 shares of Lennar Class B Common Stock ("Class B Common Stock"), which are convertible at any time into 3,500,000 shares of Common Stock, as a capital contribution. Since that time, the Partnership has received 2,000,000 additional shares from Mr. Miller. Of the original 3,500,000 shares, 175,000 shares are deemed to have been a capital contribution by Mr. Miller to the Corporation and then to have been contributed by the Corporation to the Partnership. On October 31, 1997, Lennar Corporation was merged with Pacific Greystone Corporation, and the outstanding Lennar Corporation shares, including those owned by the Partnership, became shares of the corporation which survived that merger.


Corporation
     The Corporation is deemed to have received from Leonard Miller 175,000 shares of Class B Common Stock, which the Corporation contributed as a capital contribution to the Partnership. On October 31, 1997, Lennar Corporation was merged with Pacific Greystone Corporation, and the outstanding Lennar Corporation shares, including those owned by the Partnership, became shares of the corporation which survived that merger.

CUSIP NO.  525057104                    13D              PAGE 5 OF 13 PAGES

Leonard Miller
     Leonard Miller acquired 3,315,710 shares of Class B Common Stock in 1987 (which, by reason of stock splits, became 9,947,130 shares) in exchange for an equal number of shares of Common Stock. The 5,500,000 shares of Class B Common Stock are a portion of the shares Mr. Miller acquired in 1987.

ITEM 4.   PURPOSE OF TRANSACTION.

Partnership
     The purpose of the creation of the Partnership, the transfers of shares of Class B Common Stock by Leonard Miller to the Partnership and the transfer of a limited partnership interest in the Partnership by Mr. Miller to a grantor retained annuity trust named the L.M. GRAT (the "Trust") was family financial planning.

     The acquisition of the Shares of Class B Common Stock by the Partnership will not:

     a) result in the acquisition by any person of additional securities of Lennar, or the disposition of securities of Lennar.

     b) result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Lennar or any of its subsidiaries.

     c) result in the sale or transfer of a material amount of assets of Lennar or of any of its subsidiaries.

     d) result in any change in the present board of directors or management of Lennar, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

     e) result in any material change in the present capitalization or dividend policy of Lennar.

     f) result in any other material change in Lennar's business or corporate structure.

     g) result in changes in Lennar's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of Lennar by any person.

     h) result in causing a class of securities of Lennar to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

CUSIP NO.  525057104                    13D              PAGE 6 OF 13 PAGES


     i) result in a class of equity securities of Lennar becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934, as amended.

     j)   result in any action similar to those enumerated above.

Corporation
     The acquisition by the Corporation of the sole general partnership interest in the Partnership will not:

     a) result in the acquisition by any person of additional securities of Lennar, or the disposition of securities of Lennar.

     b) result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Lennar or any of its subsidiaries.

     c) result in the sale or transfer of a material amount of assets of Lennar or of any of its subsidiaries.

     d) result in any change in the present board of directors or management of Lennar, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

     e) result in any material change in the present capitalization or dividend policy of Lennar.

     f) result in any other material change in Lennar's business or corporate structure.

     g) result in changes in Lennar's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of Lennar by any person.

     h) result in causing a class of securities of Lennar to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     i) result in a class of equity securities of Lennar becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934, as amended.

     j) The acquisition of an interest in the shares of Class B Common Stock held by the Partnership by the Corporation will not result in any action similar to those enumerated above.

CUSIP NO.  525057104                    13D             PAGE 7 OF 13 PAGES


Leonard Miller
     Mr. Miller's transfer of 5,500,000 shares of Class B Common Stock to the Partnership and Mr. Miller's formation of the Corporation, which acquired the sole general partner interest in the Partnership, will not:

     a) result in the acquisition by any person of additional securities of Lennar, or the disposition of securities of Lennar.

     b) result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Lennar or any of its subsidiaries.

     c) result in the sale or transfer of a material amount of assets of Lennar or of any of its subsidiaries.

     d) result in any change in the present board of directors or management of Lennar, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

     e) result in any material change in the present capitalization or dividend policy of Lennar.

     f) result in any other material change in Lennar's business or corporate structure.

     g) result in changes in Lennar's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of Lennar by any person.

     h) result in causing a class of securities of Lennar to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     i) result in a class of equity securities of Lennar becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934, as amended.

     j)   result in any action similar to those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

     a) The Partnership owns 5,500,000 shares of Class B Common Stock, which are convertible into 5,500,000 shares of Common Stock, which would be equal to 10.14% of the Common Stock.

CUSIP NO.  525057104                    13D             PAGE 8 OF 13 PAGES


     The Corporation has a 5% interest in the Partnership and as a result is deemed to have an indirect interest in 5% of the 5,500,000 shares of Common Stock issuable upon conversion of the Class B Common Stock held by the Partnership. In addition, the Corporation has a 5% interest in MFA Limited Partnership ("MFA") and as a result, is deemed to have an indirect 5% interest in 4,397,930 shares of Class B Common Stock, which are convertible into 4,397,930 shares of Common Stock, owned by MFA. Therefore, the Corporation has an indirect interest in 494,897 shares of Common Stock, which would be equal to 0.91% of the Common Stock.

     Leonard Miller, as the sole shareholder of the Corporation, has a 100% interest in the Corporation's 5% interest in the 5,500,000 shares of Common Stock issuable upon conversion of the Class B Common Stock. Mr. Miller also has an indirect interest in the 5,500,000 shares of Common Stock issuable upon conversion of Class B Common Stock owned by the Partnership and in 4,397,930 shares of Common Stock issuable upon conversion of Class B Common Stock owned by MFA.

     Initially, Mr. Miller was a limited partner of the Partnership, and as such had virtually the entire pecuniary interest in the shares of Common Stock issuable upon conversion of the Class B Common Stock held by the Partnership, other than that of the Corporation. However, in October 1994, Mr. Miller transferred his limited partnership interest in the Partnership to the Trust. During the term of the Trust, Mr. Miller is to receive annually an amount equal to 39.244% of the fair market value of the Trust assets at the time of the Trust's creation out of the Trust's income, and to the extent income is insufficient, out of the Trust's principal. Although the Trust is irrevocable, Mr. Miller has the right to substitute other assets for the limited partnership interest in the Partnership as an asset of the Trust. The transfer of the limited partnership interest to the Trust does not, for purposes of the Securities Exchange Act of 1934, affect Mr. Miller's beneficial ownership of the shares held by the Partnership.

     As a result of his ownership of all the outstanding stock of the Corporation and his beneficial interest in the Trust, Mr. Miller is deemed to be the indirect beneficial owner of the 5,500,000 shares of Class B Common Stock owned by the Partnership and the 5,500,000 shares of Common Stock issuable on conversion of that Class B Common Stock. Mr. Miller also is deemed to be the indirect beneficial owner of the 4,397,930 shares of Class B Common Stock owned by MFA and the 4,397,930 shares of Common Stock issuable on conversion of that Class B Common Stock. In addition, Mr. Miller may be deemed to be the beneficial owner of 30,000 shares of Class B Common Stock owned by Miller Family Foundation, Inc., of which Mr. Miller is president, and the 30,000 shares of Common Stock issuable on conversion of that Class B Common Stock.

     On October 31, 1997, Lennar Corporation was merged with Pacific Greystone Corporation, and the outstanding Lennar Corporation shares, including those owned by the Partnership and MFA, became shares of the corporation that survived that merger.

CUSIP NO.  525057104                    13D              PAGE 9 OF 13 PAGES


     b) The Partnership has the power to vote and dispose of the 5,500,000 shares of Class B Common Stock held by it.

     The Corporation, as general partner of the Partnership, has the power to vote the shares held by the Partnership and to cause the Partnership to dispose of those shares.

     Leonard Miller, as the sole shareholder and chief executive officer of the Corporation, which is the general partner of the Partnership and of MFA, has the sole power to direct the vote and disposition of the 5,500,000 shares of Class B Common Stock held by the Partnership and of the 4,397,930 shares of Class B Common Stock held by MFA.

     c) On December 20, 1994, Leonard Miller contributed to the Partnership 3,500,000 shares of Class B Common Stock, which can be converted at any time into 3,500,000 shares of Common Stock. Of the 3,500,000 shares of Class B Common Stock, 175,000 shares are deemed to have been contributed by the Corporation.

     On September 13, 1996 and May 27, 1997, Leonard Miller contributed to the Partnership a total of an additional 2,000,000 shares of Class B Common Stock, which are convertible into 2,000,000 shares of Common Stock.

     On June 10, 1997,  Lennar   entered  into  a Plan and Agreement of
     Merger (the "Merger Agreement") with Pacific Greystone Corporation ("Greystone") providing for the merger of Lennar with and into
     Greystone (the "Merger"). On October 31, 1997, the Merger was approved by the shareholders of Lennar and Greystone. The Merger became effective on October 31, 1997. The surviving corporation of the Merger is Greystone, which was renamed Lennar Corporation when the Merger became effective. Pursuant to the Merger Agreement, all holders of Lennar Class B Common Stock on September 2, 1997 received one share of Class B Common Stock of the surviving corporation for each share of Lennar Class B Common Stock. The Partnership received 5,500,000 shares of surviving corporation Class B Common Stock upon consummation of the Merger.

     d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

     e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Trust is governed by a trust agreement among Leonard Miller, as settlor, and Mr. Miller's son, Stuart Miller, and daughter, Leslie M. Saiontz, as trustees. The trust agreement provides that during the three year term of the Trust, Mr. Miller is to receive annually an

CUSIP NO.  525057104                    13D            PAGE 10 OF 13 PAGES


     amount equal to 39.244% of the fair market value of the Trust assets at the time they were contributed to the Trust. The distribution is to be made out of the Trust's income, and to the extent the income is insufficient, out of the Trust's principal. Mr. Miller transferred to the Trust the principal limited partnership interest in the Partnership. Although the Trust is irrevocable, Mr. Miller has the right to substitute other assets for the limited partnership interest.

     On June 10, 1997, the Partnership, certain other affiliates of Leonard Miller and Mr. Miller individually (collectively, the "Miller Entities") entered into an Agreement (the "Agreement") with Greystone and Warburg, Pincus Investors, L.P. ("Warburg") pursuant to which the Miller Entities have agreed to vote all of the outstanding shares of Class B Common Stock owned by them (the "Miller Shares") (i) in favor of the Merger, the adoption by Lennar of the Merger Agreement, other matters relating to the approval of the terms of the Merger Agreement and each of the other transactions contemplated by the Merger Agreement; and (ii) against certain specified types of transactions which would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or would reasonably be likely to result in any of the conditions to Lennar's obligations under the Merger Agreement not being fulfilled.

     In the Agreement, the Miller Entities also have agreed that they will not (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement with respect to the sale, transfer, pledge, assignment or other disposition of, any Miller Shares to any person other than pursuant to the Merger and the Merger Agreement, unless such transferee would be a "Permitted Transferee" under Lennar's Certificate of Incorporation and agrees in writing to be bound by the terms of the Agreement with respect to the Miller Shares transferred to it or (ii) enter into any voting arrangement, whether by proxy, voting arrangement, voting agreement or otherwise, other than for the purpose of voting the Miller Shares as required by the Agreement.

     The Miller Entities have further agreed that for as long as Warburg is entitled, pursuant to the Agreement dated as of June 10, 1997 by and between Warburg, Lennar and Greystone (the "Warburg Agreement"), to nominate two persons (or one person in certain cases) ("Warburg Nominees") to serve as directors on the Board of Directors of the surviving corporation of the Merger (the "Company"), at any meeting of stockholders of the Company called to vote upon the election of a Warburg Nominee to the Company's Board of Directors or a Warburg Nominee's removal therefrom, or at any adjournment or postponement thereof or in any other circumstances upon which such a vote, consent or other approval is sought, each Miller Entity will vote (or cause to be voted) all of the equity securities of the Company owned by it in favor of the election of the Warburg Nominees and against their removal from the Board of Directors of the Company. Each Miller Entity has also agreed to vote (or cause to be voted) all of the equity securities of the Company owned by it in favor of, consent to, and take any and all other actions reasonably necessary to insure that

CUSIP NO.  525057104                    13D           PAGE 11 OF 13 PAGES


     for as long as Warburg owns 5% or more of the Company's outstanding common stock, the Company's Board of Directors will consist of no more than nine persons, at least five of whom will not be officers or employees of the Company and its affiliates.

     The Agreement additionally provides that (i) prior to the first to occur of the second anniversary of the Merger or the effectiveness of the Amendment (as such term is defined below), none of the Miller Entities will vote any equity securities of the Company owned by them in favor of any merger, consolidation or other business combination that, if the Amendment were effective, would require the Minority Vote (as defined below; and (ii) each Miller Entity will vote all of its shares of common stock or Class B Common Stock of the Company in favor of the Amendment. For purposes of the Agreement, "Amendment" means an amendment to the Company's Certificate of Incorporation to provide that, in addition to any other vote required by the certificate of incorporation, by law, by any rule of any securities exchange or otherwise, any merger, consolidation or other business combination involving the Company shall require the affirmative vote of the holders of at least a majority of the issued and outstanding shares of common stock (other than the Class B Common Stock of the Company) of the Company, voting as a single class (the "Minority Vote"), unless the type and amount of the consideration received by the holder of a share of Common Stock of the Company in such transaction is the same as that received by a holder of, a share of Class B Common Stock of the Company; provided, however that if shareholders are given the right to elect among differing kinds of consideration in such business combination, the foregoing requirement will be deemed satisfied if the holders of shares of Common Stock are given the same rights of election (including without limitation proration rights) as the holders of shares of Class B Common Stock of the Company.

     Finally, each Miller Entity has agreed that until November 30, 1999, it shall not sell or otherwise dispose of any shares of stock of the Company which the Miller Entity receives as a result of the Merger with regard to Miller Shares unless (i) the transferee agrees to be bound by the provisions of the Agreement or (ii) after the sale, the Miller Entities hold in aggregate shares entitled to more than 50% of the votes in an election of directors of the Company.

     The Agreement will be terminated if at any time (i) the Warburg Agreement is not enforceable against Warburg or its successor (ii) the Merger Agreement is terminated in accordance with its terms or (iii) the Merger has occurred, the Miller Entities have no further obligations to vote in favor of Warburg Nominees and the Miller Entities have voted all of their shares of Company Class B Common Stock in favor of the Amendment.

     There   are  no  other  contracts,  arrangements,  understandings   or
     relationships among the persons named in Item 2 regarding Lennar's securities.

CUSIP NO.  525057104                    13D             PAGE 12 OF 13 PAGES


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     1. Agreement dated June 10, 1997 between MFA Limited Partnership, LMM Family Partnership, L.P., Leonard Miller, Pacific Greystone Corporation and Warburg, Pincus Investors, L.P.

CUSIP NO.  525057104                    13D               PAGE 13 OF 13 PAGES




                             SIGNATURE

     After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   NOVEMBER 10, 1997
                                       ----------------------------------------
                                                         (Date)




                                                  /s/ LEONARD MILLER
                                       ----------------------------------------
                                       Leonard Miller, President of LMM  Family
                                       Corp., signing as the general partner of
                                       LMM Family Partnership, L.P.

                                                              EXHIBIT 1



                               AGREEMENT


           This is an agreement dated June 10, 1997 between MFA Limited Partnership, a Delaware limited partnership ("MFA"), LMM Family Partnership, L.P. ("LMM"), Leonard Miller, an individual ("MILLER," and together with MFA and LMM, the "MILLER ENTITIES"), Pacific Greystone Corporation, a Delaware corporation ("GREYSTONE") and Warburg, Pincus Investors, L.P. ("WARBURG").

           Whereas, Lennar Corporation ("LENNAR") and Greystone propose to enter into a Plan and Agreement of Merger on the date of this Agreement (as it may be amended or supplemented, the "MERGER AGREEMENT") providing for the merger of Lennar into Greystone (the "MERGER");

           Whereas, the Miller Entities collectively own in the aggregate 9,944,130 shares of Class B Common Stock, par value $0.10 per share, of Lennar (the "LENNAR CLASS B STOCK"); those shares of Lennar Class B Stock, as they may be adjusted by any stock dividend, stock split, recapitalization, combination or exchange of shares, merger, consolidation, reorganization or other change or transaction of or by Lennar, are referred to in this Agreement as the "MILLER SHARES";

           Whereas, as a condition to its willingness to enter into the Merger Agreement, Greystone has requested that the Miller Entities enter into this Agreement;

           Now, therefore, to induce Lennar to enter into, and in consideration of its entering into, the Merger Agreement, and in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement agree as follows:


                                ARTICLE I

           REPRESENTATIONS AND WARRANTIES OF THE MILLER ENTITIES

     1.1 MFA and LMM each represents and warrants as to itself to Greystone and Warburg as follows:

           (a) AUTHORITY. It is a limited partnership, duly organized validly existing and in good standing under the laws of the State of Delaware. It has all power and authority necessary to enable it to enter into this Agreement and to carry out the transactions contemplated by this Agreement. This Agreement has been duly and validly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

           (b) NON-CONTRAVENTION. Neither its execution and delivery of this Agreement nor consummation of the transactions contemplated by this Agreement or by any document to be delivered in accordance with this Agreement will violate, result in a breach of, or constitute a default (or an event which, with notice or lapse of time or both would constitute a default) under, its limited partnership agreement, any agreement or instrument to which it is a party or by which it is bound, any law, or any order, rule or regulation of any court or governmental agency or other regulatory organization having jurisdiction over it.

           (c) APPROVALS AND CONSENTS. No governmental filings, authorizations, approvals or consents, or other governmental action is required for the execution and delivery of this Agreement by it, the performance by it of its obligations under this Agreement or the consummation by it of the transactions contemplated by this Agreement.

     1.2   Miller represents and warrants to Greystone and Warburg as follows:

           (a) AUTHORITY. Miller has full capacity and authority to enter into this Agreement and to carry out the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Miller and constitutes a legal, valid and binding obligation of Miller enforceable against Miller in accordance with its terms. The representations and warranties in
Section 1.1 are true and correct.

           (b) APPROVALS AND CONSENTS. No governmental filings, authorizations, approvals or consents, or other governmental action is necessary or required for the execution and delivery of this Agreement by Miller, the performance by Miller of its obligations under this Agreement or the consummation of the transactions contemplated hereby.

           1.3  Each  of  the  Miller  Entities  represents  and   warrants  to
Greystone that (a) the Miller Shares constitute more than 98% of the outstanding shares of Lennar Class B Stock and have more than 50% of the voting power of all the outstanding stock of Lennar of all classes; (b) the Miller Entities own the Miller Shares, free and clear of any liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements which would in any way restrict or impair the Miller Entities' right to vote the Miller Shares in their sole discretion or could require the Miller Entities to sell or transfer any of the Miller Shares (whether upon default on a loan or otherwise) before December 31, 1997; (c) the Miller Entities have the sole voting power and sole power to issue instructions with respect to the Miller Shares and (d) the obligations of the Miller Entities hereunder shall survive the death, disability or incapacity of Miller.

           1.4 Greystone hereby represents and warrants to the Miller Entities and Warburg as follows:

                (a) AUTHORITY. Greystone is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Greystone has all power and authority necessary to enable it to enter into this Agreement and to carry out the transactions contemplated by this Agreement. This Agreement has been duly and validly authorized, executed and delivered by Greystone and constitutes a legal, valid and binding obligation of Greystone enforceable against Greystone in accordance with its terms.

                (b) NON-CONTRAVENTION. Neither the execution and delivery of this Agreement by Greystone nor the consummation of the transactions contemplated by this Agreement or by any document to be delivered in accordance with this Agreement will violate, result in a breach of, or constitute a default (or an event which, with notice or lapse of time or both would constitute a default) under, the certificate of incorporation or by-laws of Greystone, any agreement or instrument to which Greystone is a party or by which it is bound, any law, or any order, rule or regulation of any court or governmental agency or other regulatory organization having jurisdiction over Greystone.

                (c) APPROVALS AND CONSENTS. No governmental filings, authorizations, approvals or consents, or other governmental action is required for the execution and delivery of this Agreement by Greystone, the performance by Greystone of its obligations under this Agreement or the consummation by Greystone of the transactions contemplated by this Agreement.


                                ARTICLE II

                    COVENANTS OF THE MILLER ENTITIES

     Each of the Miller Entities hereby covenants and agrees as to itself with Greystone and Warburg as follows:

           2.1 VOTE FOR MERGER. At any meeting of stockholders of Lennar called to vote upon the Merger and the Merger Agreement or any of the transactions contemplated thereby (including the Spin Off, as defined in the Merger Agreement) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought, each Miller Entity shall vote (or cause to be voted) all of the outstanding shares of Lennar Class B Stock owned by it in favor of the Merger, the adoption by Lennar of the Merger Agreement, other matters relating to the approval of the terms of the Merger Agreement and each of the other transactions contemplated by the Merger Agreement (including the Spin Off).

           2.2 VOTE AGAINST ALTERNATIVE PROPOSALS. At any meeting of stockholders of Lennar or at any adjournment or postponement thereof or in any other circumstances upon which the Miller Entity's vote, consent or other approval is sought, each Miller Entity shall vote (or cause to be voted) all of the outstanding shares of Lennar Class B Stock owned by it against (i) any proposal or offer with respect to any direct or indirect (A) acquisition or purchase of what would be 15% or more of the outstanding common stock of Lennar, (B) acquisition or purchase of any equity securities of any significant subsidiary of Lennar (as the term "significant subsidiary is defined in Securities and Exchange Commission Regulation S-X), (C) acquisition or purchase of all or any significant portion of the assets of Lennar or any subsidiary of Lennar, or (D) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Lennar or any of its subsidiaries, (ii) any change in the persons who constitute the Board of Directors of Lennar or (iii) any change in the present capitalization of Lennar or any amendment of Lennar's certificate of incorporation or by-laws or other proposal or transaction involving Lennar or any of its subsidiaries, if in the case of clause (i), (ii) or (iii) such transaction, change, amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement (including the Spin Off) or would reasonably be likely to result in any of the conditions to Lennar's obligations under the Merger Agreement not being fulfilled.

           2.3 TRANSFERS. Prior to the Effective Time (as defined in the Merger Agreement), no Miller Entity will (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement with respect to the sale, transfer, pledge, assignment or other disposition of, any Miller Shares to any person other than pursuant to the Merger and the

Merger Agreement, unless such transferee would be a "Permitted Transferee" under Lennar's Certificate of Incorporation (a "PERMITTED TRANSFEREE") and agrees in writing to be bound by the terms of this Agreement with respect to the Miller Shares transferred to it or (ii) enter into any voting arrangement, whether by proxy, voting arrangement, voting agreement or otherwise, other than for the purpose of voting the Miller Shares as required by this Agreement.

           2.4 NO SOLICITATIONS. Prior to the Effective Time (as defined in the Merger Agreement), no Miller Entity nor any of its affiliates nor any of their respective officers, partners or directors shall, and each Miller Entity will direct, and use its best efforts to cause, its employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its affiliates) not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving Lennar, or any purchase of, or tender offer for, all or any significant portion of any equity securities of Lennar or of all or any significant portion of the assets of Lennar on a consolidated basis (any such proposal or offer being hereinafter referred to as an "ACQUISITION PROPOSAL"); provided however that nothing in this Agreement shall prevent any person from taking any action permitted or required pursuant to the Merger Agreement to be taken by such person in his capacity as a director of Lennar and all such actions taken by any person who is a director of Lennar shall be deemed to be taken by such person in his capacity as a director. Each Miller Entity agrees that it will promptly advise Greystone of the receipt of any Acquisition Proposal.

           2.5 VOTE FOR WARBURG NOMINEES. For as long as Warburg is entitled, pursuant to the Agreement dated as of the date hereof by and between Warburg, Lennar and Greystone (the "WARBURG VOTING AGREEMENT"), to nominate one or more persons ("WARBURG NOMINEES") to serve as directors on the Board of Directors of the surviving corporation of the Merger (the "COMPANY"), at any meeting of stockholders of the Company called to vote upon the election of a Warburg Nominee to the Company's Board of Directors or a Warburg Nominee's removal therefrom, or at any adjournment or postponement thereof or in any other circumstances upon which such a vote, consent or other approval is sought, each Miller Entity shall vote (or cause to be voted) all of the equity securities of the Company owned by it in favor of the election of the Warburg nominees and against their removal from the Board of Directors of the Company. Each Miller Entity shall also vote (or cause to be voted) all of the equity securities of the Company owned by it in favor of, consent to, and take any and all other actions reasonably necessary to effect, the changes to the structure of the Company's Board of Directors set forth in Paragraph 4.1 of the Warburg Voting Agreement.

           2.6 VOTE ON AMENDMENT. (a) Prior to the first to occur of the second anniversary of the Merger or the effectiveness of the Amendment (as such term is defined below), none of the Miller Entities will vote any equity securities of the Company owned by them in favor of any merger, consolidation or other business combination that, if the Amendment were effective, would require the Minority Vote (as defined below).

                (b) Each Miller Entity will vote all of its shares of common stock or Class B Common Stock of the Company in favor of the Amendment.

           For purposes of this Agreement, "Amendment" means an amendment to the Company's Certificate of Incorporation to provide that, in addition to any other vote required by the certificate of incorporation, by law, by any rule of any securities exchange or otherwise, any merger, consolidation or other business combination involving the Company shall require the affirmative vote of the holders of at least a majority of the issued and outstanding shares of common stock (other than the Class B Common Stock of the Company) of the Company (the "COMMON STOCK"), voting as a single class (the "MINORITY VOTE"), unless the type and amount of the consideration received by the holder of a share of Common Stock of the Company in such transaction is the same as that received by a holder of, a share of Class B Common Stock of the Company; provided, however that if shareholders are given the right to elect among differing kinds of consideration in such business combination, the foregoing requirement will be deemed satisfied if the holders of shares of Common Stock are given the same rights of election (including without limitation proration rights) as the holders of shares of Class B Common Stock of the Company.

           2.7 RESTRICTION ON SALE. Each Miller Entity agrees that until November 30, 1999, it shall not sell or otherwise dispose of any shares of stock of the Company which the Miller Entity receives as a result of the Merger with regard to Miller Shares unless (i) the transferee agrees to be bound by the provisions of this Agreement or (ii) after the sale, the Miller Entities hold in aggregate shares entitled to more than 50% of the votes in an election of directors of the Company. Any sale or other disposition in violation of the terms hereof shall be null and void.


                                ARTICLE III

                           COVENANT OF COMPANY

           3.1 VOTE ON AMENDMENT. No later than the first annual meeting of shareholders of the Company following the Merger, the Company will recommend the Amendment to its shareholders and shall take or cause to be taken all reasonable actions within its respective power and authority to cause the Amendment to be approved by its shareholders.


                                ARTICLE IV

                               TERMINATION

           4.1 TERMINATION. The covenants and agreements contained in Article II and Article III of this Agreement shall be of no further force or effect in the event that at any time (i) the Warburg Voting Agreement shall not be enforceable against the holders of shares of Common Stock of Greystone party thereto or covered thereby, (ii) the Merger Agreement is terminated in accordance with its terms or (iii) the Merger has occurred, the Miller Entities no longer have any obligations under Paragraph 2.5 and the Miller Entities have voted all of their shares of Common Stock in favor of the Amendment. The covenants and agreements contained in this Agreement shall survive the Merger and after the Merger shall be binding upon and inure to the benefit of the Company.

                                ARTICLE V

                           GENERAL PROVISIONS

           5.1 EXPENSES. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring the expense.

           5.2 ENTIRE AGREEMENT. This Agreement, the Merger Agreement and the documents to be delivered in accordance with this Agreement and the Merger Agreement contain the entire agreement among the parties relating to the transactions which are the subject of this Agreement and all prior negotiations, understandings and agreements among the parties with regard to the subject matter of this Agreement are superseded by this Agreement and the Merger Agreement, and there are no representations, warranties, understandings or agreements concerning the transactions which are the subject of this Agreement or those other documents other than those expressly set forth in this Agreement and the Merger Agreement.

           5.3  CAPTIONS.  The captions of the articles and  paragraphs of this
Agreement   are  for  reference  only,  and  do  not  affect  the  meaning   or
interpretation of this Agreement.

           5.4 PROHIBITION AGAINST ASSIGNMENT. Neither this Agreement nor any right or obligations of any party under it may be assigned (except that after the Merger, this Agreement shall be binding upon and inure to the benefit of the surviving corporation of the Merger).

           5.5 NOTICES AND OTHER COMMUNICATIONS. Any notice or other communication under this Agreement must be in writing and will be deemed given when delivered in person or sent by facsimile (with proof of receipt at the number to which it is required to be sent), or on the third business day after the day on which mailed by first class mail from within the United States of America, to the following addresses (or such other address as may be specified after the date of this Agreement by the party to which the notice or communication is sent):

     If to Greystone:

           Pacific Greystone Corporation
           6767 Forest Lawn Drive
           Los Angeles, California  90068-1027
           Attention:  Jack Harter
           Facsimile No.:  (213) 876-3866

     with a copy to:

           Andrew Brownstein, Esq.
           Wachtell, Lipton, Rosen & Katz
           New York, New York  10019
           Facsimile No.:  (212) 403-2000

     If to Warburg:

           Warburg, Pincus Investors, L.P.
           466 Lexington Avenue
           New York, New York  10017
           Attention:  Reuben Leibowitz
           Facsimile No.:  (212) 878-0861

     with a copy to:

           Andrew Brownstein, Esq.
           Wachtell, Lipton, Rosen & Katz
           New York, New York  10019
           Facsimile No.:  (212) 403-2000

     If to any Miller Entity:

           Leonard Miller
           700 Northwest 107th Avenue
           Miami, Florida 33172
           Facsimile No.:  (305) 227-7115

     with a copy to:

           David W. Bernstein, Esq.
           Rogers & Wells
           200 Park Avenue
           New York, New York  10166
           Facsimile No.: (212) 878-8375


           5.6  GOVERNING  LAW.   This  Agreement  will  be  governed  by,  and
construed under, the substantive laws of the State of Delaware.

           5.7 AMENDMENTS. This Agreement may be amended only by a document in writing signed by Lennar, Warburg, Greystone and each Miller Entity, and no amendment to Paragraph 2.6 or 3.1 shall be effective unless it has been approved by both (i) the unanimous vote of the members of the Company's Board who are not Miller Entities, relatives of any Miller Entity or affiliates of the Miller Entities and (ii) the affirmative vote of the holders of at least a majority of the then outstanding shares of Common Stock of the Company, and those holders shall be deemed to be third party beneficiaries of the agreements contained in Paragraph 2.6 and 3.1 solely for the purpose of enforcing those agreements.

           5.8 COUNTERPARTS. This Agreement may be executed in two or more counterparts, some of which may contain the signatures of some, but not all, the parties. Each of those counterparts will be deemed an original, but all of them together will constitute one and the same agreement.

           5.9 SEVERABILITY. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof,
(iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (iv) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

           5.10 ENFORCEMENT. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Delaware or in a Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in any action or proceeding relating to or arising out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that such parties will not seek to change the venue of any such action or proceeding or otherwise to move any such action or proceeding to another court, whether because of inconvenience of the forum or otherwise (provided that nothing in this Section will prevent a party from removing an action or proceeding from a Delaware state court to a Federal Court located in the State of Delaware), (iv) agrees that such party will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than a Federal court sitting in the State of Delaware or a Delaware state court and (v) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby.

           IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed by its officer thereunto duly authorized as of the date in the first paragraph of this Agreement.


                                      PACIFIC GREYSTONE CORPORATION


                                      By: /S/ JACK HARTER
                                          -------------------------------------
                                          Name:   Jack Harter
                                          Title:  President


                                      LMM FAMILY PARTNERSHIP, L.P.
                                         By LMM Family Corp., its general
                                            partner


                                      By: /S/ LEONARD MILLER
                                          -------------------------------------
                                          Name:   Leonard Miller
                                          Title:  President


                                      MFA LIMITED PARTNERSHIP
                                         By LMM Family Corp., its general
                                            partner


                                      By: /S/ LEONARD MILLER
                                          -------------------------------------
                                          Name:   Leonard Miller
                                          Title:  President


                                      Leonard Miller


                                      /S/ LEONARD MILLER
                                      -----------------------------------------


                                      WARBURG, PINCUS INVESTORS, L.P.
                                         By Warburg, Pincus & Co., its general
                                            partner

                                      By: /S/ REUBEN S. LEIBOWITZ
                                          -------------------------------------
                                          Name:   Reuben S. Leibowitz
                                          Title:  Partner